

2023
SUMMARY ANNUAL REPORT

CONNECT.
COLLABORATE.
CREATE.



Fiscal 2023 was a momentous year for RPM, highlighted by record sales +8% and record adjusted EBIT +19%, as well as the introduction of our MAP 2025 initiatives. One common theme that underlies these accomplishments, and many others, is that RPM associates are increasingly working together as a global team. By building on each other's strengths, we are also Building a Better World every day. This progress can best be summarized in three simple words:

CONNECT. COLLABORATE. CREATE.



Table of Contents

To the Associates, Customers and Shareholders of RPM:

In 2013, our Annual Report highlighted how connections between RPM associates, or what we call Connections Creating Value, had become central to our culture and represented new possibilities for RPM to grow and operate more efficiently. The progress we have made by capturing these opportunities has been tremendous. For example, in the last five years, intercompany sales between RPM's segments have more than tripled to $186 million in fiscal year 2023.

Built on our core values of transparency, trust and respect, our culture is brought to life through our talented associates and their ability to connect with others. These opportunities to collaborate across functions, segments and geographies make RPM a stronger and more efficient company. Together, we create brands that represent innovative solutions for our customers, engaged community partners and value for our shareholders. I am immensely proud of the progress we have made over the past 10 years and am confident that Connections Creating Value will generate our most significant future achievements.

The details and examples that appear throughout this summary annual report illustrate our achievements and show how our work to **connect**, **collaborate** and **create** is helping to **Build a Better World** and drive RPM's growth.



Frank C. Sullivan, Chair & CEO

Fiscal 2023 Highlights

Fiscal 2023 was a year of meaningful accomplishments, and our associates made many of them possible by working together. These include:

- Achieving **record annual revenue** +8% vs. 2022 and **record adjusted EBIT** +19% vs. 2022 despite a pronounced slowdown in some end markets in the middle of the year

- Announcing our **MAP (Margin Achievement Plan) 2025 goal of achieving $465 million in incremental EBIT** on a run-rate basis by fiscal year-end 2025

- Generating over **$120 million of benefits from MAP-related initiatives** during fiscal year 2023

- Issuing our sustainability report, which includes **sustainability goals we have set for 2025**

- **Increasing our dividend for the 49th consecutive year** and **returning nearly $264 million to shareholders** through dividends and share repurchases

Looking forward to fiscal year 2024, we expect to have another year of record sales, record earnings and strong cash flow generation. With these expected strong results, we anticipate announcing our 50th consecutive year of cash dividend increases to our shareholders, a milestone that speaks to the long-term value creation and the resiliency of RPM for over 75 years. Our focus will be the continued successful execution of MAP 2025 initiatives, including investing in our associates and organic growth opportunities and operating more efficiently. While the outlook for economic conditions remains uncertain, the actions we are taking will benefit us throughout any economic cycle.

In addition, we remain committed to achieving our **Building a Better World** sustainability goals, and you can read about our progress at sustainability.rpminc.com.

As we reflect on fiscal year 2023, I would like to thank our associates, customers, shareholders and board of directors for their continued support. Fueled by our culture, I am confident that our ability to **connect**, **collaborate** and **create** will lead to continued accomplishments in 2024 and beyond.

Frank C. Sullivan
Chair & Chief Executive Officer
August 23, 2023

COMPANY OVERVIEW

Since the company's founding in 1947, RPM has grown to become a $7.3 billion multinational leader in specialty coatings, sealants, building materials and related services. Headquartered in Medina, Ohio, RPM operates across four reportable segments: Construction Products Group, Performance Coatings Group, Consumer Group and Specialty Products Group.



NYSE: RPM Stock Listing	**17,300** Associates Worldwide	**121** Manufacturing Facilities	**$7.3 billion** Net Sales
$478.7 million Net Income Attributable to RPM International Inc. Shareholders	**$3.72** Diluted Earnings Per Share	**49** Consecutive Years of Increased Dividends	**6** Acquisitions Completed in Fiscal Year 2023	**202,929** Institutional and Individual Investors

REVENUE BY REGION



$5.7 billion
North America

$292 million
Latin America

$90 million
Africa/Middle East/Other

$1.0 billion
Europe

$174 million
Asia/Pacific

FINANCIAL HIGHLIGHTS

RPM achieved record sales and adjusted EBIT in each quarter of fiscal year 2023. In the first half of the year, our associates worked together to rebound from industry supply chain challenges and meet strong demand. During the second half of the year, demand in certain end markets rapidly declined; however, RPM still generated positive adjusted EBIT growth, led by MAP 2025 improvements across functions and businesses. Additionally, several RPM businesses were well positioned and captured growth from infrastructure and reshoring capital spending, which remained solid throughout the entire year.



SALES
($ in billions)



CONSOLIDATED NET INCOME
($ in millions)



ADJUSTED EBIT
($ in millions)



ADJUSTED EBIT MARGIN
(in percent)



ADJUSTED DILUTED EPS



CASH RETURNED TO SHAREHOLDERS
($ in millions)





The graphs above compare the cumulative five- and 10-year total return provided to shareholders on RPM International Inc.'s common stock relative to the cumulative total returns of the S&P 500 Index and customized peer group. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in RPM common stock, the peer group, and the index on 5/31/2013 and 5/31/2018 and their relative performance is tracked through 5/31/2023. Peer group companies include: AkzoNobel N.V., Axalta Coating Systems Ltd., Carlisle Companies Inc., H.B. Fuller Company, Masco Corporation, PPG Industries, Inc., The Sherwin-Williams Company and Sika AG.

Financial Footnote
Adjusted EBIT excludes restructuring charges and other items not indicative of ongoing operations of $83.0 million, $6.1 million, $75.2 million, $121.3 million and $126.0 million in Fiscal 2023, Fiscal 2022, Fiscal 2021, Fiscal 2020 and Fiscal 2019, respectively. Adjusted diluted EPS excludes per share restructuring charges and other items not indicative of ongoing operations of $0.58, ($0.13), $0.29, $0.73 and $0.70 in Fiscal 2023, Fiscal 2022, Fiscal 2021, Fiscal 2020 and Fiscal 2019, respectively. EBIT, adjusted EBIT, and adjusted diluted EPS are non-GAAP financial measures. See our Annual Report on Form 10-K accompanying this report and our Current Reports on Form 8-K for more information.

FOUR SEGMENTS, ONE GLOBAL TEAM

CONSTRUCTION PRODUCTS GROUP

Key Intercompany Sales to Consumer and PCG



SALES
($ in millions)
- 2,486 ('22)
- 2,609 ('23)
- **+4.9%**

ADJUSTED EBIT
($ in millions)
- 366 ('22)
- 329 ('23)
- **-10.0%**

ADJUSTED EBIT MARGIN
(in percent)
- 14.7% ('22)
- 12.6% ('23)
- **-210bps**

36% *of net sales*

In fiscal year 2023, the Construction Products Group (CPG) continued their momentum from fiscal year 2022 – achieving record sales of $2.6 billion, an increase of nearly 5% over the previous year. Our strategic focus on repair and maintenance provided resiliency as some areas of new construction slowed. Additionally, we benefited from our strong position of serving growing infrastructure and reshoring demand, which we expect to continue in fiscal year 2024. In Europe, Nudura is growing as the region focuses on constructing higher-performing buildings. Our OneTremco strategy, which offers customers a unique and comprehensive solution for their building needs, has been highly successful and will continue to help us connect, collaborate and create.

Paul Hoogenboom
President, Construction Products Group

LEADING BRANDS



TREMCO · Dryvit · Nudura · EUCLID CHEMICAL · illbruck

CONSUMER GROUP

Key Intercompany Sales to SPG



SALES
($ in millions)
- 2,242 ('22)
- 2,515 ('23)
- **+12.2%**

ADJUSTED EBIT
($ in millions)
- 178 ('22)
- 364 ('23)
- **+104.6%**

ADJUSTED EBIT MARGIN
(in percent)
- 7.9% ('22)
- 14.5% ('23)
- **+660bps**

35% *of net sales*

After facing many challenges in fiscal year 2022 due to increased raw material costs, labor shortages, transportation interruptions and the ongoing impact of the pandemic, the Consumer Group recovered nicely in fiscal year 2023 by achieving record annual revenue of $2.5 billion and an adjusted EBIT increase of nearly 105%. We spent fiscal year 2023 focused on developing new capabilities and process tools for our commercial and operational efforts in the areas of supply chain, product management, user research, demand generation and operational efficiencies. Our focus continues to be on collaborating to build trusted brands that provide innovative solutions for our customers.

Bill Spaulding
President, Consumer Group

LEADING BRANDS



RUST-OLEUM · DAP · Varathane · ZINSSER

As we build on our core strengths and accelerate our growth, we have become more intentional about strengthening our connections and working across our segments as one global team. This collaborative approach promotes internal connections and drives innovation across the organization, ultimately creating a better, stronger RPM. The outcomes of our actions are evident in our intercompany sales between RPM segments, which have more than tripled in the last five years to $186 million.

PERFORMANCE COATINGS GROUP

The Performance Coatings Group (PCG) achieved another record year of financial performance in fiscal year 2023 with volume gains in our flooring, coatings and structure divisions. Our disciplined, brand-based strategic initiatives focusing on customer needs continue to drive results that surpass our peer group. We have integrated new, best practices, which are assisting with our EBIT margin trajectory using new analytical and service technologies – many of which are enabled by MAP 2025. By continuing to put customers first and leveraging RPM's know-how and assets, we believe our positive momentum will continue.

Dave Dennsteadt
President, Performance Coatings Group

Key Intercompany Sales to CPG and Consumer



18% of net sales

SALES ($ in millions)		ADJUSTED EBIT ($ in millions)		ADJUSTED EBIT MARGIN (in percent)	
1,188	1,334	147	177	12.3%	13.3%
+12.2%		+20.8%		+100bps	
'22	'23	'22	'23	'22	'23

LEADING BRANDS

STONHARD · Fibergrate Structures · carboline Coatings · Linings · Fireproofing

SPECIALTY PRODUCTS GROUP

The Specialty Products Group (SPG) experienced a challenging fiscal year 2023 with difficult market conditions resulting in significant unit volume demand reductions. While navigating these headwinds, our teams worked together to increase their focus on manufacturing efficiencies, return on sales efforts and managing our SG&A, while also investing in our "big" ideas for growth. We had numerous bright spots, especially in our Mantrose-Haeuser Food Group and at Legend Brands, where we generated record annual sales. We are nearing completion of our Research, Development and Innovation Center of Excellence in Greensboro, North Carolina, and will be occupying the facility in early fiscal year 2024. Structural changes within our companies and continued focus on our growth investments have positioned us to generate improved performance as volume returns.

Ronnie Holman
President, Specialty Products Group

Key Intercompany Sales to Consumer



11% of net sales

SALES ($ in millions)		ADJUSTED EBIT ($ in millions)		ADJUSTED EBIT MARGIN (in percent)	
791	799	117	93	14.8%	11.6%
+1.1%		-20.5%		-320bps	
'22	'23	'22	'23	'22	'23

LEADING BRANDS

LEGEND BRANDS · RPM Industrial Coatings Group · Mantrose-Haeuser Co., Inc. · DayGlo

CONNECT...

Throughout much of our 76-year history, RPM maintained a holding company structure with minimal interaction between operating businesses. More recently, we have intentionally shifted our culture to increase contact between RPM associates of different backgrounds, functional expertise and businesses. These connections allow RPM associates to share information and experiences, which helps us create a more cohesive, nimble and highly innovative organization.

▪▪▪ to form networks.

We introduced a new Employee Resource Group (ERG) in 2022, Women of RPM, which has created a forum where RPM associates across the globe can network, develop their careers and support diversity and inclusion.





▪▪▪ to recognize associates.
Our Connections Creating Value Awards recognize RPM companies that have best exemplified successful collaboration to grow their businesses. The awards are presented at our annual Global Leadership Meeting, which brings together senior leaders from around the world. In 2023, the DayGlo Color Corporation (SPG) received the award for doubling intercompany sales between DayGlo and Rust-Oleum (Consumer) and intercompany volume between DayGlo and CPG over the last two years. SPG is the segment with the highest amount of intercompany sales, for which DayGlo is a major contributor.





A group working together at one of our Better Conversations Every Day (BCE) workshops. BCE is a simple and practical approach to teaching a set of complex skills. When applied to real workplace challenges, these behaviors build trust, fuel connection and collaboration and build better business outcomes.

■ ■ ■ **to leverage data-driven decision making.** In 2018, as part of MAP, we initiated a process to consolidate 75 instances of ERP systems into 4 – one for each segment. We are pleased to report in 2023 that this process is nearly complete, and we are beginning to realize the benefits of our hard work. Connecting data across RPM allows our associates to work together to make more informed decisions across manufacturing, procurement, sales and administration, and enables many of the MAP 2025 initiatives that are being put into place.

"Our culture is brought to life through our talented associates and their ability to <u>connect</u> with others."

■ ■ ■ **to innovate and share ideas.** Once a year, over 450 associates from R&D, marketing, operations and other areas across RPM businesses connect for the R&D Summit, a two-day symposium where these associates have an opportunity to meet their colleagues, share ideas and help each other find solutions to address customer needs. These connections foster follow-up meetings across RPM throughout the year.



COLLABORATE...

With additional opportunities to connect, RPM associates are increasing collaboration every day to operate more efficiently and better serve our customers. This collaboration is occurring between and across businesses, geographies and functions, and the results continue to strengthen our company.

to build resiliency. In September 2021, our Construction Products Group purchased a chemical manufacturing facility in Corsicana, Texas. An explosion at a supplier's plant resulted in a major supply disruption, which had an acute negative impact on our Consumer Group. Corsicana began producing raw materials to fill the gap. This collaboration between segments played a critical role in helping RPM rebound from the supply chain disruption, contributed to strong sales in the first half of fiscal year 2023, and significantly helped CPG more than quadruple its intercompany sales since fiscal year 2018. Corsicana is now producing raw materials for all four segments.





■ ■ ■ **to speed innovation.** In fiscal year 2023, we neared completion of a coatings Innovation Center of Excellence in Greensboro, North Carolina. This center will be overseen by our Specialty Products Group while serving as a shared resource for all four segments to encourage further collaboration and accelerate the introduction of new coatings products.

"These opportunities to collaborate across functions, segments and geographies make RPM a stronger and more efficient company."

■ ■ ■ **to offer new solutions.** The roof can be one of the most dangerous places on a construction site. With safety first and zero injuries in mind, our Tremco Roofing & Building Maintenance business (CPG) partnered with Fibergrate fiberglass-reinforced plastic solutions (PCG) to enhance their roofing maintenance offerings by providing customers with customizable solutions that reduce slips and falls on the roof.



■ ■ ■ **to better serve our customers.** Not all collaboration at RPM is across segments. Within our Construction Products Group, our divisions are now collaborating and offering systems to customers, rather than individual products. Providing more holistic solutions creates value for the customer, not only because it streamlines their procurement process, but also because it allows us to offer warranties for the entire building envelope since we know the components of our systems are compatible.





CREATE...

As they connect across and within segments and collaborate to offer products and solutions for customers, RPM associates create a stronger RPM. From introducing new products that solve customer problems to creating a more positive associate experience, the work we do together – where each person is valued for their contributions and expertise – plays an important role in driving growth at RPM, now and in the future.

■■■ an environment that retains talented people.

In our second company-wide employee engagement survey, 78% of participants responded that they are "proud to work for RPM." This is a testament to the positive culture we have created – one that increasingly fosters connections and collaboration.

■■■ to build enduring brands.

Throughout its history, Rust-Oleum (Consumer) has been a brand leader in innovation. Rust-Oleum continues to build on this legacy with the recently introduced Custom Spray 5-in-1 feature. This innovation in spraying technology offers five different spraying patterns in a single aerosol paint can, which gives the user more control and reduces drips and waste.



■■■ to develop solutions that Build a Better World.

Traditionally, our Nudura Insulated Concrete Forms had used steel rebar to strengthen the poured concrete in the structure. Nudura (CPG) is now offering the opportunity to use Euclid Chemical's (CPG) Tuf-Strand synthetic fiber as a replacement for the rebar. As a result, customers can now realize Nudura's energy efficiency and strengthen their structure while benefiting from the fiber's reduced carbon footprint and construction times.





COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among RPM International Inc., the S&P 500 Index,
and a Peer Group

Refer to footnote on page 3.

greater shareholder value. Since the introduction of MAP to Growth in 2018, RPM has outperformed peers by 18% and the S&P 500 by 6%. The successful implementation and execution of MAP initiatives would not have been possible without improved collaboration. This also contributed to raising the dividend for the 49th consecutive year in fiscal 2023.

"Together, we create brands that represent innovative solutions for our customers, engaged community partners and value for our shareholders."

stronger communities. Across RPM, our businesses give back to their communities through volunteer efforts that also provide opportunities for cross-functional connection. For example, for more than 20 years, our DAP (Consumer) team has volunteered, raised funds and participated on the Board of Habitat for Humanity of the Chesapeake. In recognition of their contributions, DAP was named one of Habitat's 360-Degree Partners of the Year.





a global team. Four years ago, we created global shared service centers in Mexico and India. We started with 15 associates in the beginning; today, these two facilities now have 408 people working to streamline some administration functions and allow our businesses to keep their focus on our customers. These shared service centers are overseen by PCG, but utilized by all of our segments – making them a truly global service that is connected to our businesses.



Pictured left to right:
William B. Summers, Jr., Julie A. Lagacy, Kirkland B. Andrews, Bruce A. Carbonari, Jenniffer D. Deckard, Frank C. Sullivan, John M. Ballbach, Frederick R. Nance, Salvatore D. Fazzolari, Elizabeth F. Whited, Robert A. Livingston, Ellen M. Pawlikowski

Board of Directors

Kirkland B. Andrews[1]
Executive Vice President & Chief Financial Officer,
Evergy, Inc.

John M. Ballbach[3]
Former Chairman & Chief Executive Officer,
VWR International, LLC

Bruce A. Carbonari (Lead Director)[3,4]
Retired Chairman & Chief Executive Officer,
Fortune Brands, Inc.

Jenniffer D. Deckard[1]
Chief Finance & Administrative Officer,
The Sisters of Notre Dame of the United States

Salvatore D. Fazzolari[1*,4]
Former Chairman, President & Chief Executive Officer,
Harsco Corporation

Julie A. Lagacy[1]
Retired Chief Sustainability & Strategy Officer,
Caterpillar Inc.

Robert A. Livingston[2*,4]
Retired President & Chief Executive Officer,
Dover Corporation

Frederick R. Nance[3*,4]
Executive Group Member and Global DEI Counsel,
Squire Patton Boggs (U.S.), LLP

Ellen M. Pawlikowski[3]
General (retired) of the United States Air Force

Frank C. Sullivan[4*]
Chair & Chief Executive Officer,
RPM International Inc.

William B. Summers, Jr.[2]
Retired Chairman & Chief Executive Officer,
McDonald Investments Inc.

Elizabeth F. Whited[2]
President,
Union Pacific Corporation

Officers

Frank C. Sullivan
Chair & Chief Executive Officer

Edward W. Moore
Senior Vice President, General Counsel &
Chief Compliance Officer

Russell L. Gordon
Vice President & Chief Financial Officer

Janeen B. Kastner
Vice President – Corporate Benefits & Risk Management

Timothy R. Kinser
Vice President – Operations

Lee A. Bowers
Vice President – Environmental, Health & Safety

Scott D. Copeland
Vice President – Commercial Excellence

Tracy D. Crandall
Vice President – Compliance & Sustainability,
Associate General Counsel

Bryan R. Gillette
Vice President – Internal Audit & Chief Audit Executive

John F. Kramer
Vice President – Corporate Development

Michael J. Laroche
Vice President, Controller & Chief Accounting Officer

Randell McShepard
Vice President – Public Affairs & Chief Talent Officer

Andy Polanco
Vice President – Manufacturing

Mark T. Rankin
Vice President – Global Systems

Matthew T. Ratajczak
Vice President – Global Tax & Treasurer

Thomas C. Sullivan, Jr.
Vice President – Corporate Development

BOARD COMMITTEES   [1] *Audit Committee*   [2] *Compensation Committee*   [3] *Corporate Governance & Nominating Committee*
[4] *Executive Committee*   [*] *Denotes Chair of Committee*

Shareholder Information

World Headquarters
RPM International Inc.
2628 Pearl Road, Medina, OH 44256
Phone: 330-273-5090 or 800-776-4488
Website: www.rpminc.com
Email: info@rpminc.com

Annual Shareholders' Meeting
RPM will hold its annual meeting of shareholders virtually on October 5, 2023. Details are available on RPM's website at www.rpminc.com.

Form 10-K & Other Financial Information
Investors may obtain, at no charge, a copy of the RPM Annual Report on Form 10-K and other investor information by contacting RPM's Senior Director of Investor Relations at 800-776-4488. The Form 10-K, other public financial reports and news releases may also be obtained electronically through the RPM website.

Corporate Governance
Copies of the RPM Board of Directors Corporate Governance Guidelines, as well as the Committee Charters and RPM's Governance Documents, are available on RPM's website at www.rpminc.com, under About RPM/Governance Documents. Copies of these materials are also available, without charge, upon written request to the Secretary of RPM.

Institutional Investor & Security Analyst Inquiries
Security analysts and investment professionals with questions regarding RPM should contact Matt Schlarb,
Senior Director of Investor Relations at 330-273-5090 or mschlarb@rpminc.com.

Dividend Payments
Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the last business day of January, April, July and October. RPM has increased cash dividend payments to its shareholders for 49 consecutive years.

Stock Transfer Agent, Registrar & Dividend Disbursing Agent
Equiniti Trust Company, LLC (EQ), formerly known as American Stock Transfer & Trust Company, or AST, is our stock transfer and dividend disbursing agent. EQ maintains RPM's shareholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments, direct deposit of dividends and other related items should be directed to:

Equiniti Trust Company, LLC
6201 15th Avenue, Brooklyn, NY 11219
Email: helpAST@equiniti.com
Phone: 800-988-5283 or 718-921-8124 (outside of U.S.)
Website: www.equiniti.com/us/ast-access/

Internet Account Access
Shareholders of record may access their accounts via the internet to view account holdings, change address, complete certain transactions and get answers to other stock-related inquiries through EQ's website at www.equiniti.com/us/ast-access/.

Direct Stock Purchase & Dividend Reinvestment Plan
RPM offers a direct stock purchase and dividend reinvestment plan administered by EQ. The plan allows new investors to purchase RPM common stock directly and existing shareholders to increase their holdings. There is no commission cost for shares purchased. The minimum initial investment is $200. Additional cash investments must be at least $25 and not more than $5,000 per month. For more details on the plan or questions concerning existing dividend reinvestment accounts, please contact EQ.

Sustainability Report
RPM's sustainability report can be downloaded at www.rpminc.com/sustainability. You can also email sustainability@rpminc.com to learn more.

Independent Registered Public Accounting Firm
Deloitte & Touche LLP, Cleveland, Ohio

Legal Counsel
Calfee, Halter & Griswold LLP, Cleveland, Ohio

Stock Exchange Listing
RPM International Inc. is listed on the New York Stock Exchange with the ticker RPM.

Trademarks Appearing in This Annual Report
ALEX® • API™ • ARNETTE POLYMERS, LLC® • BIOGUARD™ • BISON™ • BISON INNOVATIVE PRODUCTS® • CARBOLINE® • CREME-O-FLUFF® • CUSTOM SPRAY 5-IN-1™ • DAP® • DAYGLO® • DRI-EAZ® • DRYDEX® • DUDICK® • DYNAFLEX® • EUCLID CHEMICAL™ • EUCO® • EVERCLEAR 350™ • FIBERGRATE® • FIBREGRID® • FINISHWORKS® • FIRE BREAK® • FLOWCRETE® • FOAM KIT™ • FPT INFRASTUCTURE® • GATOR® • HYDROCOAT® • ILLBRUCK® • KEMTILE® • KIRKER® • KOPCOAT™ • KRC KEY RESIN COMPANY® • KRUD KUTTER® • KWIK SEAL® • LEGEND BRANDS® • LOGISCELL® • MATHYS® • MM MODERN MASTERS® • MOHAWK® • MORRELLS® • MRT MODERN RECREATIONAL TECHNOLOGIES™ • NATURESEAL® • NULLIFIRE® • PAINTER'S TOUCH® • PLASTIC WOOD-X™ • PETTIT® • PLASITE® • PLASTIC WOOD™ • PRIME RESINS® • PROCHEM® • PROFILE FOOD INGREDIENTS® • RADIANT™ • ROCKSOLID® • ROOFTEC® • RUST-OLEUM® • SCREAMIN'™ • SMARTCOAT™ • SPC SPECIALTY POLYMER COATINGS® • STONHARD® • TOPS RUST® • STRATHMORE® • T DRYVIT™ • T NEWBRICK™ • T NUDURA™ • T TREMCO™ • T WILLSEAL™ • TCI™ • TCI WHERE YOUR WORLD MATTERS® • TESTORS® • TOR® • TOUCH 'N FOAM® • TOUCH 'N SEAL® • TUF-STRAND® • ULTIMATE WOOD STAIN™ • UNIVERSAL® • VALVTECT® • VANDEX® • VARATHANE® • VIAFIX® • VIAPOL® • WATCO® • WELDWOOD® • WHERE YOUR WORLD MATTERS® • WOOD'S FIRST CHOICE® • WOODTEC™ • X-I-M® • ZINSSER®

Any marks appearing in this annual report that are not the trademarks of RPM International Inc. or its subsidiaries are the property of their respective owners.



Construction Products Group



TREMCO · Dryvit · Nudura · NewBrick · EUCLID CHEMICAL · illbruck
Flowcrete · Nullifire · Vandex · Viapol · KRC Key Resin Company

Performance Coatings Group



STONHARD · carboline · Fibergrate Structures · PRIME RESINS · STRATHMORE · KEMTILE
JPI INFRASTRUCTURE · FiBREGRID · ARNETTE POLYMERS, LLC · Dudick · HUMMERVOLL INDUSTRIBELEGG · amt. COMPOSITES
BISON Innovative Products · PLASITE · api · SPC · GRUPO PV · AO FIRE PROTECTION SYSTEMS

Consumer Group



RUST-OLEUM · DAP · Varathane · ZINSSER · RUST-OLEUM STOPS RUST · TESTORS
Kwik Seal · ALEX · GATOR · XIM · TOR · WATCO
TOUCH'N FOAM PROFESSIONAL · DryDex · KRUD KUTTER · MATHYS Paints Waterproofing · MODERN MASTERS · Weldwood
MIRACLE SEALANTS · PAINTER'S TOUCH · ROCKSOLID · RUST-OLEUM EPOXYSHIELD · Plastic Wood · TREMCLAD · DYNAFLEX

Specialty Products Group



LEGEND BRANDS · DayGlo · Mantrose-Haeuser Co., Inc. · RPM Industrial Coatings Group · profile food INGREDIENTS · KOPCOAT
TCI · FINISHWORKS · RPM Wood Finishes Group · morrells · PROCHEM · PETTIT
MOHAWK · Radiant · DRI EAZ · kirker · NatureSeal · MRT Technologies · VALVTECT

RPM International Inc.
2628 Pearl Road, Medina, OH 44256
330-273-5090 or 800-776-4488
www.rpminc.com | info@rpminc.com